December 17, 2010

Effective December 17, 2010 I hereby resign as a Director of Wind

Works Power Corp. I am resigning for personal reasons, and I remain in full support of the direction of the Company.

Sincerely,

Greg Wilson

EMT Capital Corp.

/s/Greg Wilson CIM, FCSI